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CONTACT:  Tom Marder
          (301) 380-2253
          thomas.marder@marriott.com


SETTLEMENT OF LITIGATION INVOLVING COURTYARD BY MARRIOTT LIMITED PARTNERSHIP AND COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP BECOMES FINAL; ACQUISITION OF COURTYARD BY MARRIOTT LIMITED PARTNERSHIP AND COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP SUCCESSFULLY COMPLETED

WASHINGTON, D.C. - Dec. 8, 2000 - Marriott International, Inc. (NYSE:MAR) and Rockledge Hotel Properties, Inc. announced today that the previously announced settlement of lawsuits brought by and on behalf of limited partners in Courtyard by Marriott Limited Partnership ("Courtyard I") and Courtyard by Marriott II Limited Partnership ("Courtyard II") has become final.

Pursuant to the settlement, CBM I Holdings LLC and CBM II Holdings LLC, wholly owned subsidiaries of a joint venture between Marriott International, Rockledge Hotel Properties and Host Marriott, L.P., previously launched tender offers to acquire all outstanding units of limited partnership interest of Courtyard I and Courtyard II. The tender offers were successfully completed earlier today when CBM I Holdings LLC and CBM II Holdings LLC accepted for payment all units of limited partnership interest of Courtyard I and Courtyard II, respectively, that were validly tendered prior to the expiration of the offers and not withdrawn prior to midnight on Thursday, December 7, 2000. According to Gemisys Corporation, the claims administrator for the tender offers, approximately 938 Courtyard I units and 1,254 Courtyard II units were acquired pursuant to the tender offers, representing approximately 82% and 85% of the then outstanding Courtyard I units and Courtyard II units, respectively.

The remaining Courtyard I and Courtyard II units were acquired in mergers in which each remaining unit held by a unitholder who did not elect to opt out of the settlement was converted into the right to receive the same amount per unit as will be paid to unitholders who tendered their units in the tender offers. The units held by the holders of the 3 Courtyard II units that elected to opt out of the settlement were converted into the
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right to receive the appraised value of such units, calculated as set forth in the Purchase Offer and Consent Solicitation documents previously sent to unitholders. No holders of Courtyard I units elected to opt out of the settlement.

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MARRIOTT INTERNATIONAL, INC. (NYSE:MAR) is a leading worldwide hospitality company with over 2,000 operating units in the United States and 58 other countries and territories. The company is headquartered in Washington, D.C., and has approximately 151,000 employees.

ROCKLEDGE HOTEL PROPERTIES INC. is a Delaware corporation formed in connection with Host Marriott Corporation's (NYSE: HMT) reorganization of its business operations to qualify as a "real estate investment trust," or REIT, for federal income tax purposes.


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